UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):          [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

For Period Ended: July 31, 2000

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_______

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          N/A

PART I--REGISTRANT INFORMATION

     ARS Networks, Incorporated
Full Name of Registrant:

     Ameri-can Railway Systems, Inc
Former Name if Applicable:

     100 Walnut Street
Address of Principal Executive
Office (Street and Number):

     Champlain, New York, USA, 12919
City, State and Zip Code:

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[ ]          (a)     The reasons described in reasonable detail in Part III of this Form could not be eliminated without                          unreasonable effort or expenses;

[ X ]      (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K, Form                          N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed                          due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed                          on or before the fifth calendar day following the prescribed due date; and

[ ]          (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ARS Networks, Incorporated completed an acquisition of T&T Diesel Power Limited on July 31, 2000. As a result, pro forma financial information related to T&T is required to be included in the ARS 10Q filing for the quarter ended July 31, 2000. A delay in closing the books and records of T&T Diesel has resulted in the delay of preparing the required information for inclusion in the 10Q by September 14, 2000

PART IV--OTHER INFORMATION

      (1)     Name and telephone number of person to contact in regard to this notification

Mark P. Miziolek;	416	407-2905
(Name)	(Area Code)	(Telephone Number)

      (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934                 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter                period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes      [ ] No

_______________________________________________________________________

      (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last                  fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

[ ] Yes  [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,      state the reasons why a reasonable estimate of the results cannot be made.

               The Registrant is releasing its earnings statements for the periods ended   July 31, 2000
               contemporaneously with the filing of this Form 12b-25.   [ ] Yes  [ X ] No

ARS Networks, Incorporated
(Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2000	By: /s/ Mark P. Miziolek Name: Mark P. Miziolek Title: VP Finance and CFO